Transcat, Inc.

35 Vantage Point Drive

Rochester, NY 14624

July 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transcat, Inc. Registration Statement on Form S-3 File No. 333-272069

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Transcat, Inc., an Ohio corporation, hereby requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-272069) filed with the U.S. Securities and Exchange Commission on May 19, 2023, as amended by Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed on May 30, 2023, and Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3 filed on July 20, 2023, be accelerated so that the registration statement becomes effective at 4:00 p.m. Eastern Time on Monday, July 24, 2023, or as soon thereafter as practicable.

If you have any questions or comments, please contact me at (585) 785-4617.

Very truly yours,

Transcat, Inc.

By:	/s/ James M. Jenkins
James M. Jenkins Chief Legal and Corporate Development Officer and Secretary